October 5, 2005
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE — Mail Stop 3561
Washington, D.C. 20549

Re:	Dover Saddlery, Inc. Registration Statement on Form S-1 File No. 333-127888
Dear Mr. Owings:
     On behalf of our client, Dover Saddlery, Inc., a Delaware corporation (the “Company”), please find for review by the Securities and Exchange Commission (the “Commission”) four (4) copies of Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-127888, of the Company (as amended, the “Registration Statement”), two (2) of which are marked to show changes to the Registration Statement filed on August 26, 2005. The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated September 23, 2005 (the “Comment Letter”) and to effect such other changes as the Company deems appropriate.
     Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers refer to page numbers of the Registration Statement as submitted on the date of this letter.
     The Company will also be submitting supplemental materials to the Commission separate from this letter that include the roadshow presentation and materials that will be posted to the underwriter’s website in connection therewith.

H. Christopher Owings
October 5, 2005

Prospectus cover page
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Since we may have additional comments once you provide this information, please allow us sufficient time to review your complete disclosure before you distribute preliminary prospectuses.
The Company will complete all blank spaces and provide the Staff sufficient time to review its completed disclosure prior to distributing preliminary prospectuses.
Inside front cover page, page i
2.	It appears that you will include graphics as part of this prospectus. Please provide us with copies of the graphics. As in the prior comment, please allow us sufficient time to review the graphics before you distribute preliminary prospectuses.

Copies of the graphics have been included in Amendment No. 1 to the Registration Statement filed herewith.

3.	Please revise to eliminate the duplicative first and final paragraphs on this page.

The final paragraph on page i has been deleted in response to the Staff’s comment.
Prospectus Summary, page 1
4.	We remind you that the summary should provide a brief overview of the key aspects of you and the offering. As currently drafted, your summary is too long. Please revise accordingly to eliminate unnecessary repetition and information that is not so material as to merit summary disclosure.

The prospectus summary has been revised to eliminate unnecessary repetition and information that does not merit summary disclosure in

H. Christopher Owings
October 5, 2005

response to the Staff’s comment.
5.	Please provide us with annotated support for the qualitative and comparative statements contained in your document. As two examples here in the summary, you indicate you offer the largest selection of exclusive and semi-exclusive products in the industry and that you are one of the few nationally recognized retail brands in the industry. Additional examples are found in the Industry subsection on page 48. To the extent any statement represents management’s belief, please tell us the basis for that belief. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Finally, to the extent that any statement was prepared for you in connection with this offering, please consider whether expert disclosure and a consent is appropriate.

The Company will separately send the Staff a binder containing annotated support for the identified qualitative and comparative statements contained in the prospectus.
Overview, page 1
6.	In the first paragraph, please revise to clarify that the “two million names of equestrian enthusiasts” do not represent actual customers, and that you have had approximately 200,000 customers within the past 12 months. We note the bottom of page 2 in this regard.

The prospectus has been revised to clarify that the “two million names of equestrian enthusiasts” in the Company’s proprietary database do not represent actual customers and, where applicable, that the Company had approximately 200,000 customers within the past 12 months.

7.	We note in the fourth paragraph and elsewhere in the base summary you cite EBITDA growth rates. The use of non-GAAP measurements is not appropriate in the base summary. Please revise to delete or, alternatively, cite net income growth instead. Also, with respect to either GAAP-based growth rate you cite, please state the actual amount of revenues or net income generated during the relevant periods.

The Company has revised the prospectus to change references from EBITDA growth rates to GAAP-based Operating Income growth rates.

H. Christopher Owings
October 5, 2005

The Company has also included the actual amount of revenues and operating income during the actual periods used to calculate the growth rates.
Summary Historical Financial Information, page 4
8.	In addition to the prior comment, we note that you present EBITDA throughout the document. In each instance, you state that you use EBITDA to “determine our compliance with some of the covenants under our revolving credit facility and subordinated notes.” This implies that EBITDA is used as a liquidity measure. If EBITDA is a liquidity measure, Item 10(e)(1)(i) of Regulation S-K requires you to reconcile the measure with the most directly comparable financial measure calculated and presented in accordance with GAAP. Although you include a reconciliation of EBITDA to net income as a financial measure, if EBITDA is also used as a liquidity measure, you should reconcile to operating cash flows or whatever directly comparable cash flow measure exists in GAAP.

In response to the Staff’s comment, the Company has revised its footnote disclosures for EBITDA to eliminate the reference to its debt covenant calculations.

For the debt covenants originally referenced in the footnotes, EBITDA is one of the bank-required measures of performance utilized by the lenders in its calculations of financial leverage and also as a non-GAAP measure of operation. The Company does not believe that EBITDA is a liquidity measure under its lenders’ covenants, as there are other measures of financial leverage utilized by the lenders, which may be more indicative of a true liquidity measure.

9.	Please revise your disclosure to balance your presentation of capital expenditures with disclosure of cash flows from operations, cash flows from investing activities, and cash flows from financing activities.

The Company has revised its disclosure to no longer include a presentation of capital expenditures.

H. Christopher Owings
October 5, 2005

Risk Factors, page 6
10.	As currently drafted, this section includes many risk factors that could apply to any company. For example, all three of the full risk factors on page 14 appear generic. Please revise throughout this section to eliminate generic risk factors or clearly explain how they apply to you, your industry, your offering, etc.

The Company has revised the prospectus in response to the Staff’s comments.
Risks Related To Our Business, page 6
11.	Please revise throughout this subsection to better group like risk factors together. As one example, the first full risk factor on page 11 and the final risk factor on page 13 appear similar. Alternatively, as part of your grouping revisions, please consider whether similar risk factors are unnecessarily duplicative.

The Company has revised the prospectus in response to the Staff’s comments.
Use of Proceeds, page 21
12.	We note that on August 25, 2005 you entered into a redemption agreement that obligates you to purchase Citizen Ventures’s shares for $6.0 million. It appears also that Citizen Ventures may be a selling shareholder in this offering. Please tell us whether your use of proceeds will include the necessary payment under the redemption agreement. In this regard, we note that the Liquidity and Capital Resources subsection starting on page 37 does not discuss the redemption agreement obligation. Please revise there as applicable.

Citizens Ventures, Inc. (“Citizens”) is a selling stockholder in this offering. The proceeds of this offering will not be used to satisfy the necessary payment under the Redemption Agreement with Citizens. The closing of the conversion into common stock of the preferred stock held by Citizens and the purchase by the Company of 603,889 shares of such common stock for a price of $6.0 million occurred on September 16, 2005. The Company financed $4.0 million of the purchase price by issuing a senior subordinated note in an amount of $8.05 million to its

H. Christopher Owings
October 5, 2005

existing senior subordinated lender, with a portion of such new senior subordinated debt amount being used to eliminate the prior senior subordinated debt. The Company financed the remaining $2.0 million of the purchase price by drawing on its existing credit facility, as amended. The prospectus and the footnotes to the financial statements have been revised to include disclosure of this transaction where appropriate.
Management’s Discussion and Analysis... , page 28
Results of Operations, page 30
13.	In the period-to-period comparison discussions on pages 33-35, please revise to add an entry for net income.

In response to the Staff’s comment, the Company has added an entry for each of the three periods presented.

14.	Please quantify the amount that you reduced transportation costs as noted in your discussion of gross profit on page 33.

The Company has deleted the reference to reduced transportation costs because the amounts were not material.
Critical Accounting Policies, page 39
15.	Your discussion of critical accounting policies should include quantification of the underlying accounts and a discussion of changes and trends associated with the underlying accounts. For example, your discussion of merchandise inventories should quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes. Your discussion of revenue recognition should highlight any changes in historical sales return rates or the lack of any changes.

The Company has revised the prospectus in response to the Staff’s comments.

16.	It is not clear why pre-opening store expenses and segment information would involve a critical accounting policy. Please tell us what significant judgment and estimates are required in your accounting for these items. This disclosure may be more appropriate

H. Christopher Owings
October 5, 2005

elsewhere in your filing. Additionally, to the extent that there have been significant changes in these policies, these changes should be quantified and discussed in the Management’s Discussion and Analysis section.

The prospectus has been revised to remove pre-opening store expenses and segment information from the critical accounting policy section. Such information is included in the footnotes to the financial statements. The Company represents that there have been no changes in these policies.
Principal and Selling Shareholders, page 69
17.	Please disclose the person or persons who hold investment or voting power of the shares owned by Citizens Ventures Inc.

The Company has revised the prospectus in response to the Staff’s comments.
Plan of Distribution, page 76
18.	We note that the lead underwriter, WR Hambrecht + Co, LLC, plans to utilize its OpenIPO auction process. Please provide us with all the OpenIPO auction process materials, including screen shots and the text of any communications the underwriters propose to use in the electronic distribution. We may have additional comments upon review of those materials.

The Company will separately send the Staff the OpenIPO auction process materials, including screen shots and the text of any communications the underwriters propose to use in the electronic distribution.

19.	Tell us whether you intend to reserve shares for sale to your directors, employees, and others. If so, please describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. Please also describe the procedures investors must follow to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. Provide us with copies of all written communications with prospective purchasers about the directed share program

H. Christopher Owings
October 5, 2005

The Company does not intend to have a directed share program or reserve any shares for its directors, employees or others as it is utilizing the OpenIPO auction process. Insiders that are interested in purchasing stock are required to compete and bid for shares in the auction like any other bidder as outlined in the section of the prospectus entitled “Plan of Distribution”.
Consolidated Financial Statements, page F-1 Consolidated Statements of Cash Flows, page F-6
20.	We note that you present borrowings on the revolving credit facility net on the consolidated statements of cash flows. However, according to Note 3, “the revolving line of credit is due in full on December 11, 2006.” Additionally, you present payments on the revolving credit facility as due in 2006 on the contractual obligations table in Management’s Discussion and Analysis and as a long-term liability on the balance sheet. Please present borrowings and payments on the revolving credit facility gross on the statements of cash flows for all periods presented, or tell us how the revolving credit facility qualifies for net presentation. See paragraphs 11-13 of FAS 95.

The Company has properly adjusted the Consolidated Statement of Cash Flows in response to the Staff’s comments.
Notes to Consolidated Financial Statements, page F-7
21.	We note that the accounts receivable balance increased by 155% from $57,595 to $147,260 at December 31, 2003 and December 31, 2004, respectively. In addition, accounts receivable increased to $797,298 at June 30, 2005, representing over 5% of current assets at that date. We note that inventory increased 11% from $8.3 million to $9.3 million at December 31, 2003 and December 31, 2004, respectively. In addition, inventory increased to $10.3 million at June 30, 2005, representing 73% of current assets at that date. In light of these increases, tell us if you have an allowance for doubtful accounts or allowance for obsolete inventory at the balance sheet dates and include Schedule II for all valuation and qualifying accounts in accordance with Rules 5-04 and 12-09 of Regulation S-X. If not, tell us why. Specifically, include a Schedule II for the allowance for doubtful accounts, allowance for obsolete inventory, sales returns and allowances, and any other valuation and qualifying accounts held by you.

H. Christopher Owings
October 5, 2005

     The Company has disclosed a rollforward of its sales return reserves in footnote 8 to the Consolidated Financial Statements in response to the Staff’s comments.
     The Company acknowledges the Staff’s comment regarding the allowance for doubtful accounts. Due to the retail nature of the Company’s business, accounts receivable consists primarily of fully authorized customer credit card transactions. In general, these transactions are settled within three business days and to date the Company has not experienced any collection issues. The Company has disclosed in footnote 2 to the Consolidated Financial Statements under “Concentration of Credit Risk” that an allowance for doubtful accounts is deemed unnecessary.
     The Company acknowledges the Staff’s comment regarding the allowance for excess and obsolete inventory. As the Company is a direct merchandiser, the Company’s products are purchased at wholesale cost and sold at retail prices. As a result, the Company has experienced minimal issues related to the recovery of its inventory cost. To account for such instances in which net realizable value is deemed to be less than cost, the Company has recorded an allowance for excess and obsolete inventory. Such amounts have been disclosed in footnote 2 to the Consolidated Financial Statements under “Inventory”.
     Based on the revision noted above, the Company has determined that a Schedule II disclosure is not necessary based on the following:
•	The allowance for sales returns has been adequately disclosed with a rollforward of the balance from January 1, 2003 through June 30, 2005 in the footnotes to the Consolidated Financial Statements. Inclusion in a Schedule II would be repetitive.

•	As noted above, the Company does not reserve for uncollectible receivables.

•	As noted above, the Company’s inventory reserves are immaterial. In addition, these reserves are deemed as a write off of inventory and subsequent adjustments to increase the value of such inventories is not permitted by ARB 43. Accordingly, there is no valuation allowance recorded against inventory as implied by a Schedule II disclosure.

H. Christopher Owings
October 5, 2005

Note 2. Summary of Significant Accounting Policies, page F-7
Segment Information, page F-7
22.	We note that you have three primary revenue channels: internet, catalog, and retail sales. Tell us how you determined that you have only one reportable segment addressing each of the criteria in paragraph 10 of FAS 131 concerning operating segments. If you aggregate two or more operating segments into one reportable segment, tell us how you satisfied the aggregation criteria of paragraph 17 of FAS 131 and advise us of your basis for aggregation. See paragraph 25 of FAS 131 for disclosure items.

Management has elected to report the financial statements of the Company by utilizing a single operating segment approach. The Company believes that this single segment reporting adequately highlights the critical risks and opportunities viewed by management. In addition, this single segment reporting will enable the financial statement user to understand the performance of the Company, assess its prospects for future net cash flows, and make informed judgment about the Company as a whole. The presentation of financial information is consistent with the Company’s internal organization and mirrors management’s analysis and use of operating information.

The Company’s operations consist of three revenue channels: internet, catalog, and retail sales. The Company utilizes these channels as means to maximize its market share and customer basis. Each channel provides the same products to the same class of customers at a consistent sales price. Accordingly, the gross profit margins per revenue channel would not materially vary from one another. All merchandise is purchased directly from vendors and maintained at the Company’s warehouse for distribution to either direct purchasers or retail stores. Inventory at the warehouse is not segregated, maintained or specifically identified based on revenue channel. The Company purchases merchandise based on product popularity and customer demand. At the time of purchase the merchandise is not designated for use in any one particular channel.

Statement 131, paragraph 10 defines an “operating segment” as a component of a business enterprise that has each of the three following characteristics:

H. Christopher Owings
October 5, 2005

A.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

B.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

C.	For which discrete financial information is available.
Management’s single segment conclusion is driven by criteria B & C.

The critical success factors in which management evaluates its operations include net revenue, gross profit margin, net income, cash flow from operations and capital expenditures. Management evaluates the Company’s financial position based on the cash, total assets and total long term liabilities balances. Net revenue is the only factor specific to internet, catalog and retail channels and such information is limited to the CEO and CFO review. No other employees, managers, or directors review revenues by channel. Management does not calculate, measure, evaluate or monitor the other critical success factors or balances based on a revenue channel basis. In addition, management responsibilities and employee assignments are not allocated to specific revenue channels.

Based on the Company’s production process and operating activities, discrete financial information is not available by revenue channel. This is primarily due to the fact that the Company’s most significant operations commingle the activities of all three revenue channels.
•	Inventory costs such as merchandise, purchasing and handling expense are not allocated to any particular channel. This is primarily due to the fact that the distribution of the product is not known until time of sale, therefore allocating such cost at the time of recognition would not be possible.

•	Selling, general and administrative costs are not allocated as the most significant component relates to employee wages. With the exception of retail store clerks, most employees provide services supporting all three revenue channels.

H. Christopher Owings
October 5, 2005

•	The Company utilizes one revolving credit facility and maintains one outstanding subordinated note payable. These instruments provide capital for daily operations as well as fund the long term growth of the Company. Management is unable to determine a reasonable methodology to allocate the related interest expense among the revenue channels.
As management has determined there is only one reportable segment, the Company has not applied the aggregation criteria of paragraph 17 and thus the Company has not outlined the disclosure requirements of paragraph 25 because they are not applicable to Dover.
23.	On page 43 you identify three main product categories. Please tell us why you have not presented revenues for each of these categories in accordance with paragraph 37 of SFAS 131.

The Company has considered paragraph 37 of SFAS 131 relative to product revenue disclosure. Paragraph 37 states that a company shall report revenues from external customers for each product or group of similar products. As all of the Company’s products support equestrian activities, the Company has concluded that all products are within the same product category and therefore revenue disclosure among various products would be unnecessary and unmeaningful to the reader.
Recent Accounting Pronouncements, page F-14
24.	We note that the adoption of SFAS No. 123R is expected to have a material impact on your financial statements. Please disclose the potential impact of other significant matters that you believe might result from the adoption of the standard. See SAB Topic 11 :M.

In response to the Staff’s comment, the Company has revised its disclosures supporting the adoption of SFAS No. 123R as a recent accounting pronouncement.
Note 3. Financing Agreement, page F-I5
25.	Please tell us the following related to your derivative hedges that you use the short-cut method of assessing hedge ineffectiveness:
•	Tell us the specific terms of the derivatives used to hedge each

H. Christopher Owings
October 5, 2005

type of hedged item and explain how you determined those terms match the terms of the hedged items.

•	For each type of hedged item, tell us how you considered the guidance in paragraph 68 of SFAS 133 and DIG Issue E-6 in determining the effect that prepayment fees, put options and premiums paid on embedded options had on your ability to apply the short-cut method.
In response to the Staff’s comment, the specific terms of the derivative hedge and those of the matching hedged instrument are as follows:

	Hedging	Hedged
Terms	Instrument	Instrument

Notional Amount	$5,000,000	$5,000,000

Variable Rate Receipt/Payment	LIBOR	LIBOR

Fixed Rate Payment	3.05%	n/a

Interest Rate Cap	none	none

Interest Rate Floor	none	none

Maturity	12/10/2006	12/10/2006

Payment Dates	Payments are due monthly on the 27th, commencing March 2004 and ending on the Termination Date.

Floating Rate Repricing Dates	First business day of each calculation period

Based on the information specified above, management has concluded the swap agreement adequately matches the terms of the outstanding debt. Accordingly the hedging instrument will be designated as a cash flow hedge against the outstanding debt’s future variable interest payments.

H. Christopher Owings
October 5, 2005

Fluctuating cash flows driven by the outstanding variable interest rate debt are off-set by cash flow fluctuations provided by the interest rate swap.

Paragraph 68 of SFAS 133 states an entity may assume no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing liability and an interest rate swap if all of the applicable conditions in the following list are met:
Criteria 68a — The notional amount of the swap matches the principal amount of the interest-bearing asset or liability.
The Company hedges $5 million of its outstanding variable rate debt. Although the interest bearing liability has ranged from $7 to $11 million, the Company has achieved this criteria under the provisions of DIG E10 which states, “Assuming all other criteria for applying the shortcut method are satisfied, the shortcut method can be applied to cash flow hedges of the interest payments on only a portion of the principal amount of the interest bearing liability if the notional amount of the interest rate swap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based.”
Criteria 68b — The fair value of the swap at the inception of the hedging relationship is zero.
The Company achieved this criterion as the instrument’s fair value at inception was indeed zero.
Criteria 68c — The formula for computing net settlements under the interest rate swap is the same for each net settlement.
The Company achieved this criterion as the provisions of the interest rate swap remain consistent throughout the term of the agreement.
Criteria 68d — The interest-bearing liability is not pre-payable
The debt facility permits the Company to make advance principal payments and allows the creditor to accelerate the maturity based on certain covenants. In accordance with DIG E6, management has concluded that such provisions do not prohibit the use of the short

H. Christopher Owings
October 5, 2005

cut method. This is due to the fact that all principal payments (including advance payments) are at fair value. There is no premium or discount associated with such payments. In addition, the creditor only has the ability to accelerate maturity on the occurrence of a specified event related to the Company’s creditworthiness. As a result, there is no value associated with such provisions.
Criteria 68dd — The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.
The Company achieved this criterion as the index on the variable leg of the swap and the interest rate risk being hedged are both based on the London Interbank Offered Rate (LIBOR).
Criteria 68e — Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.
There are no other terms in the financial instruments that are not typical of those instruments and do not invalidate the assumption of no ineffectiveness.
Criteria 68i — All interest receipts or payments on the variable-rate liability during the term of the swap are designated as hedged, and no interest payments beyond the term of the swap are designated as hedged.
The terms of the interest rate swap and the variable-rate debt are in compliance with this criterion.
Criteria 68j — There is no floor or cap on the variable interest rate of the swap unless the variable-rate asset or liability has a floor or cap.
Neither the variable-rate debt nor the hedging instruments contain interest rate floors or caps.
Criteria 68k — The re-pricing dates match those of the variable-rate liability.

H. Christopher Owings
October 5, 2005

The re-pricing dates of the variable-rate debt are consistent with those of the hedging instrument.
With regards to DIG E6, the Company’s position is discussed relative to prepayment provisions under criteria 68d. Management noted there were no prepayment fees, put options or premiums paid on embedded options. Accordingly, such guidance of DIG E6 is not applicable to the Company’s interest rate swap agreement.
Note 6. Stockholders’ Equity (Deficit), page F- 19 Preferred Stock, page F- 19
26.	We note that you classified convertible preferred stock and the put rights available to common and preferred stock holders in the mezzanine between liabilities and stockholders’ equity. We also note that you accrete changes in fair value of the embedded put option directly to equity. Tell us in more detail what accounting literature you followed in recording the issuance and subsequent remeasurement of the common and preferred stock. Specifically, please address the guidance included in SFAS 133 and EITF 00-19.

In order to support the Company’s conclusion related to recording the issuance and subsequent remeasurement of the common and preferred stock, management considered the following accounting literature:
•	SFAS 150 — Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

•	SFAS 133 – Accounting for Derivative Instruments and Hedging Activities

•	EITF 00-19 – Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Stock

•	EITF 05-02 – The Meaning of “Conventional Convertible Debt Instrument” in EITF 00-19

•	EITF D-98 – Classification and Measurement of Redeemable Securities

•	ASR 268 – Presentation in Financial Statements of Redeemable Preferred Stocks

H. Christopher Owings
October 5, 2005

Common Stock
The Company first addressed SFAS 150 as it relates to redeemable shares at the option of the holder. SFAS 150 requires liability presentation if the redemption of the instrument is certain to occur. As of the reporting periods, there had been no indications that the put option exercises on the outstanding common stock were certain to occur. It should be noted that because the shares are not eligible to be put until December 31, 2006, the Company ultimately concluded that redemption is not certain to occur. Accordingly, the Company concluded that the instruments do not require liability presentation and SFAS 150 is not applicable. For SEC reporting, SFAS 150 defaults to ASR 268 for proper presentation (permanent vs. temporary equity) and EITF Topic D-98 for the proper measurement of such instruments.
Accounting Series Release 268 requires a public entity’s stock which is subject to redemption requirements that are outside the control of the issuer to be excluded from the caption “stockholders’ equity” and presented separately in the balance sheet, generally as “mezzanine” equity.

H. Christopher Owings
October 5, 2005

Accordingly, the Company has concluded that mezzanine presentation is appropriate.
Topic D-98 permits securities to be carried at their redemption amount, if it is probable the securities will become redeemable. Because the put rights commence on December 31, 2006, or earlier in the event of a change in control, the Company believes the probability criteria have been met. Specifically EITF D-98 provides for two methods to measure and account for these securities. Under EITF D-98 the method applied by the Company recognizes the change in redemption value as incurred. The securities are marked to fair value at each period end with the corresponding adjustment to additional paid in capital (“APIC”). To the extent such accretion exceeded APIC, retained earnings/deficit was ultimately reduced.
Preferred Stock
Consistent with the common stock assessment, management first referred to SFAS 150 as it relates to the accounting and presentation for mandatorily redeemable preferred stock. Due to the fact that the shares may be converted at any time into common stock at the option of the holder, the Company has determined that the preferred stock redemption is not “certain to occur” under the provisions of SFAS 150 and therefore, liability treatment is not appropriate.
The Company subsequently referred to Accounting Series Release 268 for proper presentation of the preferred stock. As noted above, ASR 268 requires a public entity’s stock which is subject to redemption requirements that are outside the control of the issuer to be excluded from the caption “stockholders’ equity” and presented separately in the issuer’s balance sheet, generally as “mezzanine” equity.
As the preferred stock is convertible to common stock, the Company referred to SFAS 133 and EITF 00-19 to address such considerations. EITF 00-19 assists in the appropriate application of the exceptions in paragraphs 12.c and 11.a of SFAS 133. These paragraphs state that if the embedded derivatives on “freestanding” basis were classified as equity instruments, they would not be subject to SFAS 133. The Company referred to EITF 00-19 for further clarification on the classification of equity instruments.
In applying EITF 00-19, the Company referred to paragraph 4. Paragraph 4 provides an exemption from SFAS 133 if the instrument is a conventional convertible debt/(preferred stock) instrument in which the holder may only realize the value of the conversion option by exercising

H. Christopher Owings
October 5, 2005

the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash. Given this exemption, the Company concluded that paragraphs 12-32 of EITF 00-19 were not applicable as to evaluating whether the instruments were excluded from the scope of FAS 133.
Although EITF 05-02 is not yet effective, the Company believes the current Task Force consensus is consistent with the Company’s position. The Task Force reached a consensus that convertible preferred stock with a mandatory redemption date may qualify for the “conventional convertible debt” exception of paragraph 4 of EITF 00-19. Additionally, EITF 05-02 reached a consensus relating to the nature and timing of the conversion. Such consensus did not prohibit the Company’s application of this exception. Accordingly, the Company believes it qualifies for the “conventional convertible debt instrument” exception as outlined in paragraph 4 of EIFT 00-19.
The Company has concluded that the conversion and put options are considered embedded derivative instruments under FAS 133. However, per the exception provisions, as clarified under EITF 00-19, such derivatives do not need to be bifurcated and accounted for under SFAS 133.
Paragraph 9 in EITF 00-19 further states that any cash redemptions under physical settlement cannot be accounted for as permanent equity and should be presented as temporary equity. EITF 00-19 defaults to ASR 268 and EITF Topic D-98 for proper classification and measurement of redeemable securities. The Company considered such guidance as to the measurement of the put rights available to preferred stockholders.
•	As noted above, Topic D-98 permits securities to be carried at their redemption amount, if it is probable that the securities will become redeemable. As the Citizens transaction (addressed in response to comment #12) was in negotiations at the time the June 30, 2005 financial statements were prepared, conversion and subsequent put option exercises were indeed probable to occur. Consistent with the common stock approach, as of June 30, 2005 the put rights available to preferred stockholders are recorded at fair value. The corresponding adjustment was recorded to additional paid in capital (APIC) or retained earnings/deficit as necessary. Prior to 2005, such put rights were “out-of-the-money” (i.e., the fair value of the underlying common stock did not exceed the preferred redemption value of cost plus dividends). Accordingly, the put rights were not considered probable as of December 31, 2003 and 2004 and the preferred stock was adjusted in each period to reflect its mandatory redemption value of cost plus preferred dividends.

H. Christopher Owings
October 5, 2005

27.	We note that you accreted common and preferred stock put rights in the consolidated financial statements. Please include the following disclosure:
•	The amount that would be paid and the fair value, determined under the conditions specified in the contract if the settlement were to occur at the reporting date. Include all assumptions and estimates used in the determination of fair value for the puts rights;

•	How changes in the fair value of the issuer’s equity shares would affect those settlement amounts;

•	The maximum amount that the issuer could be required to pay to redeem the instrument by physical settlement, if there is a limit; or

•	That a contract does not limit the amount that the issuer could be required to pay, if applicable.
In response to the Staff’s comment, the Company has detailed the amounts that would be paid and the fair value, determined under the conditions specified in the contract if the settlements were to occur at the reporting date.

	12/31/03	12/31/04	6/30/05
	(a)	(b)	(c)
Preferred Stock	2,846,640	3,006,634	10,796,332

	(d)	(e)	(f)
Common Stock	4,294,750	5,872,640	22,792,268
(a)	Reflects the $2 million purchase price plus unpaid accrued dividends of $846,640.

(b)	Reflects the $2 million purchase price plus unpaid accrued dividends of $1,006,634.
•	Note: The carrying value of the preferred stock as of December 31, 2004 and 2003 exceeded the fair value of the embedded put rights, therefore the put rights were not probable to occur and required no additional accretion to reflect the proper redemption value.
(c)	In 2005, the value of the embedded put right exceeded the carrying value of the preferred stock. Accordingly, the June 30, 2005 redemption value reflects the assumed conversion to common stock and subsequent put of such shares. Redemption was calculated by multiplying the converted shares of 1,086,150 by the $9.94 fair value of the common stock. – Refer to the Company’s response to Comment #28 supporting the fair value of the underlying common stock.

(d)	The $4.3 million assumes the put options were exercised for all 2,095,000 outstanding common shares at the then fair value of $2.05 per share. – Refer to the Company’s response to Comment #28 supporting the fair value of the underlying common stock.

H. Christopher Owings
October 5, 2005

(e)	The $5.9 million assumes the put options were exercised for all 2,294,000 outstanding common shares at the then fair value of $2.56 per share. – Refer to the Company’s response to Comment #28 supporting the fair value of the underlying common stock.

(f)	Assumes the put options were exercised for all 2,294,000 outstanding common shares at the then fair value of $9.94 per share. – Refer to the Company’s response to Comment #28 supporting the fair value of the underlying common stock.
Changes in the fair value of the Company’s equity shares would directly impact the settlement amounts noted above. Both the preferred and common stock contain rights allowing the holders to put the shares at fair value. Any increase in the equity’s fair value correlates to an increased settlement amount. Conversely, any decrease in the equity’s fair value correlates to a decreased settlement amount. The preferred and common stock agreements do not contain provisions limiting the maximum amount the Company could be required to pay in order to redeem the instruments by physical settlement.

H. Christopher Owings
October 5, 2005

Stock Option Plan, page F-20
28.	We note you have a stock option plan that permits shares to be granted through the issuances of options. We note that the estimate of fair value of the underlying stock at the grant date is at the discretion of the board of directors. Please disclose the following information.
•	For the most recent fiscal year to the latest practicable date, a listing of options or other equity instruments granted to employees that indicate the date of grant/issuance, the exercise/purchase price and the amount of deferred compensation, if any, recorded on each grant/issuance.

•	Objective evidence of fair value of the underlying shares supporting the options or share grants. Such information would include independent appraisals obtained prior to option grants or any other information that supports your determination of fair value. Indicate whether the valuation you used to determine the fair value was contemporaneous or respective. If you did not obtain an independent valuation, indicate the reason management chose not to obtain a valuation by an unrelated valuation specialist.

•	A time line of company specific events that supports the relative increase/decrease in fair value of your equity securities based on company specific milestones or other economic events. Note this time line should culminate in the offering range initially discussed and currently discussed.

•	Expand the Management’s Discussion and Analysis to disclose the intrinsic value of outstanding options, vested and unvested,

H. Christopher Owings
October 5, 2005

based on the estimated initial public offering price.

•	Any other pertinent information necessary for us to make an independent evaluation of your judgments/estimates surrounding the issue of stock compensation.
In response to the above comment, the Staff is advised that the Company contemporaneously estimated the fair value of the option awards at the time of grant based upon consideration of a number of factors that were deemed relevant by the Company’s board of directors (the “Board”) at the date of issuance. Such estimates were consistent with the best practices outlined in the AICPA’s Technical Practice Aid on The Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “TPA”).
In 2004, stock options were issued to several officers, directors and employees of the Company. The grant recipient names, the number of shares underlying option awards and the respective exercise prices are listed below. There was no deferred compensation recorded in connection with such grants. These grants represented the remaining shares available for grants from the original incentive pool created by the Board in 1998. There have been no stock options or equity based securities awarded to officers, directors or employees in 2005.

				Fair
Employee/Director	Shares	Date of Issuance	Exercise Prices	Value	Intrinsic Value
Gregory Mulligan	17,500	May 31, 2004	$2.56	$2.56	$—
Stephen Day*	58,379	December 30, 2004	2.82	2.56	—
Jonathan Grylls	29,339	December 30, 2004	2.56	2.56	—
Michael Bruns	4,000	December 30, 2004	2.56	2.56	—
Michele Powers	5,000	December 30, 2004	2.56	2.56	—

Totals	114,218
* — Mr. Stephen Day’s options were granted at an exercise price 10% greater than the fair value of the underlying stock. This is due to the fact Stephen Day is a significant shareholder, thus subject to ISO limitation.
In addition, stock option grants to purchase an aggregate of 275,782 shares of the Company’s common stock were issued from 1999 to 2003 at exercise prices ranging from $1.25 to $2.05, which reflected the fair value at the time of grant as determined by the Board.
Other than the issuance of stock options described above, the Company’s only external equity transactions in its seven-year history have been the issuance of common stock in exchange for the founders’ initial capital contributions, the preferred stock issued to Citizens Ventures, Inc. in 1998 and the conversion of such preferred stock into our common stock and the repurchase of 603,889 shares of our common stock then held by Citizens Ventures, Inc. for $6 million on September 16, 2005.
The fair value of the enterprise was determined by the Board, including a member of the Board with significant valuation expertise. Given the absence of an active market, the Board considered a number of objective and subjective factors in determining the enterprise fair value. Consistent with the guidance provided by the TPA, such considerations included, but were not limited to, the following factors:
•	Historical and expected future earnings performance

•	The liquidation preferences and dividend rights of the preferred stock

•	Milestones achieved by the company

•	Marketplace and major competition

•	Market barriers to entry

•	The Company’s workforce and related skills

•	Customer and vendor characteristics

•	Strategic relationships with suppliers

•	Risk factors and uncertainties facing the Company
In order to provide further support for the fair value determination made by the Board at the time of grant, the Company hired an independent valuation firm to conduct a retrospective valuation as of December 31, 2004. The valuation firm has experience in appraisal services, fairness opinions and advice in mergers and acquisitions. This important additional valuation process provides increased support based on the Hierarchy of Valuation Alternatives, as outlined in the TPA.
The Company provided the valuation firm with all requested information relating to its business, competition, prospects and future outlook and additional information deemed relevant for the purpose of generating a valuation analysis, including liquidation preferences and dividend rights of the preferred stock. Under the guidelines of the TPA, the valuation specialist considered all of the market, income and asset based approaches. It was determined that the asset based approach was not appropriate given the Company’s business and capital structure. The specialist applied a probability-weighted expected return method to value the common stock. The common stock value is estimated based upon an analysis of future values for the enterprise assuming future outcomes as well as the respective rights of each share class. The valuation analysis included four elements: two market based approach scenarios, an income based approach and a dissolution approach. After each analysis, the following weighted average probability was evaluated and assigned:

Weighted Average Applied Probability
1. IPO scenario	20%
2. Sale of Company scenario	30%
3. Discounted cash flow	30%
4. Dissolution approach	20%
1. The first market approach assumes an IPO scenario. This approach determines the point in the future at which the size of the Company and its potential market capitalization would be sufficient for the Company to complete an initial public offering. The valuation is calculated using companies that are comparable to Dover. Comparable companies included catalog and sporting good companies as well as other specialty retailers. The future value of the Company is then discounted back to the present using the WACC described below. Given the Company’s discussions with WR Hambrecht + Co commenced after December 31, 2004, IPO considerations were not probable as of the appraisal date.
2. The second market approach assumes a sale of the Company. This approach uses recently acquired comparable companies as a benchmark for analysis. Relative valuation multiples and financial statement metrics are then applied to the Company’s results to determine a representative, market-based value in a potential sale of the Company.
3. The discounted cash flow (DCF) method was used in the private entity scenario. The DCF, as discussed in the TPA, requires estimation of future economic benefits and the application of an appropriate discount rate to generate a single present value, the fair value of the enterprise. In performing the valuation, management provided a detailed revenue and expense forecast. The terminal value was determined using an appropriate long-term growth rate. An estimated equity rate of return and the after tax cost of debt were combined on a weighted average basis to determine an overall weighted average cost of capital (WACC). The estimated equity rate of return considered adjustments for market, industry, small size and company specific risks. The WACC was then applied to discount the forecasted cash flows and terminal value to arrive at a present value of the Company. The key assumptions are listed below:

Equity rate of return	30.4%
After tax cost of debt	5.0%
WACC	21.0%
4. The dissolution approach assumes the Company is unsuccessful in its business strategy and the common equity holders receive no distributions.
Using a probability-weighted average for each methodology, an initial valuation was calculated. This valuation was subsequently adjusted for a marketability discount of 20%. Such discount included considerations of various put rights available to common shareholders, dividend payments and restrictive transfer provisions. The appraisal determined the value of the common stock to be $2.55 per share.
The following is a timeline of Company specific events and the common stock valuation from the initiation of the Company to September 2005.
Timeline of Significant Value-Enhancing Company Events

				2005
	1998	2002	2004	March		April		June		July		Sept
								Success of Plaistow
								Store validates
								retail expansion
								strategy				Citizens
								Enter into formal				Preferred
				Retail expansion				discussions with				Conversion and
		Addition of Western		strategy				potential		WR Hambrecht + Co		Repurchase,
		Catalog	Opening of	established				underwriters and		appointed as IPO		Refinance
	Acquisition of	2nd	3rd	Begin marketing to				solicited proposals		Underwriters and		subordinated notes
	original Dover	Retail store	retail store	Private Equity		Plaistow Retail		from private equity		Initial filing of		and amend senior
Stage of Development	Saddlery business	opening	Refinance Sub Debt	investors		Store Opens		funds		Form S-1		note facility
Annualized EBITDA (millions)	$3.3	$4.2	$5.3	$3.2		$3.9		$4.6		*		*
Annualized Net Income (millions)	$.2	$1.2	$1.9	$.65		$1.1		$1.3		*		*
Common Stock Valuation	$1.25	$2.05	$2.56	*	*	*	*	*	*	*	*	$9.94	***
* — Unchanged from the June 2005 estimates
** — The Company has not issued any options or sold other equity instruments during 2005 and the Company did not prepare any contemporaneous valuation estimate.
 *** — As established by the Redemption Agreement, pursuant to which the Company reacquired the shares held by Citizens Ventures, Inc., a third party equity holder
From 1998 through 2004, the Company generated consistent profits with moderate annual growth. The Company operated over 90% of its business through the direct catalog and internet channels with a minimal retail presence. As evidenced by the time table provided above, it was not until 2005 that certain key aspects of the Company’s strategy were developed, tested and validated. Specifically, the Company developed and commenced the execution of its enhanced retail strategy. This strategy is based upon the successful roll-out of a significant number of new, larger retail stores.
In 2005, the Company opened its flagship store in Plaistow, NH. Prior to the opening of the Plaistow, NH retail store in April 2005, there remained significant inherent risk in the Company’s enhanced retail expansion plans. Beginning in April 2005, the new Plaistow, NH store surpassed the Company’s projections by generating $526,000 in revenues in the first month and $1.499 million in the first 3 and a half months after opening. As a result, the projected sales for the first twelve months of operation of the Plaistow store are expected to exceed management’s initial expectations. As a result, the Company now believes that the initial test of its enhanced retail strategy has added significant value to the Company and believes further that the successful execution of the Plaistow, NH store rollout has significantly reduced both the actual and the perceived risk of the execution of the Company’s enhanced retail store rollout plan.
The Company believes the performance of its Plaistow, NH store validates the Company’s retail expansion strategy. This critical milestone in the second quarter of 2005 dramatically enhanced the Company’s enterprise value and was essential in obtaining outside financing to pursue the retail expansion strategy. The Board solicited financing offers from private equity firms and formally engaged WR Hambrecht + Co in July 2005. The valuation discussions with each of these firms were driven by the retail expansion strategy based upon the success of the Plaistow, NH store.
With respect to the Staff’s comment regarding an expanded Management’s Discussion and Analysis disclosure and Note 2 to the financial statements, please refer to the amended Form S-1. As requested by the Staff, the Company will evaluate and provide the necessary disclosure required by the TPA when the estimated IPO price has been established.
Exhibits
29.	Please file all required exhibits — such as the underwriting agreement, the legality opinion, and the redemption agreement with Citizens Ventures — in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

The Redemption Agreement with Citizens has been filed with Amendment No. 1 to the Registration Statement. The underwriting agreement, legality opinion and all other required exhibits will be filed in a timely manner so that the Staff will have sufficient time to review them before the Company requests effectiveness of its registration statement.
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H. Christopher Owings
October 5, 2005

     We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.
     Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to Michael Bruns of the Company at (978) 952-8062 x231.
Very truly yours,
/s/ John J. Concannon III
John J. Concannon III

cc:	David Mittelman	Securities and Exchange
	Stephen Day	Dover Saddlery, Inc.
	Michael Bruns	Dover Saddlery, Inc.
	George Nebel	Ernst & Young LLP
	Glen Openshaw	Bingham McCutchen LLP
	Jeffrey Marcus	Morrison & Foerster LLP